Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action that you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent advisor authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Abcam plc shares, please send this document, together with the accompanying documents (but not the personalised Form of Proxy), as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

For you to be able to attend and vote at the meeting, your ownership of shares must be registered at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA by 6.30pm on 2 December 2020.

Notice of Annual General Meeting 2020

A notice convening the Annual General Meeting (AGM) of Abcam plc is set out on pages 3 and 4 of this document.

The AGM will be held on

Friday 4 December 2020 at midday at

Discovery Drive

Cambridge Biomedical Campus

Cambridge CB2 0AX

Directors	Registered and head office
Peter Allen (Chairman)	Abcam plc
Alan Hirzel (Chief Executive Officer)	Discovery Drive
Michael Baldock (Chief Financial Officer)	Cambridge Biomedical Campus
Mara Aspinall (Non-Executive Director)	Cambridge CB2 0AX
Louise Patten (Senior Independent Director)
Giles Kerr (Non-Executive Director)

Dear shareholder

Annual General Meeting

I am pleased to enclose the Notice of Meeting for the Annual General Meeting (AGM) of Abcam plc which is set out on pages 3 and 4 of this document. The AGM will be held on Friday 4 December 2020 at Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX at midday.

Impact of COVID-19 Restrictions

At the time of writing, government measures are in force to restrict physical public gatherings. In view of these measures and the overriding need to ensure the health and safety of our shareholders and employees, we are currently planning that the Annual General Meeting will be held as a closed meeting and convened with the minimum quorum of two shareholders present, which we will arrange.

As a result, we regret that shareholders will not be permitted to attend the meeting in person and, in the interests of safety, anyone seeking to attend in person will be refused entry. We would like to thank all shareholders for their co-operation and understanding in these challenging times.

We will continue to monitor developments closely and if circumstances change such that physical attendance is possible, we will communicate such change through public announcement and publication on our website.

Shareholder questions

The meeting will be conducted without a question and answer session but, if you would like to ask a question of the Board relating to the business of the Annual General Meeting, we invite you to send it by email to company.secretary@abcam.com. We will endeavour to respond to all questions asked via email after the Annual General Meeting. Answers to common questions asked will also be published on the Company’s website.

Voting at the Annual General Meeting

Full explanatory notes to all the resolutions to be proposed at the AGM are contained on pages 5 to 11.

Voting on resolutions will be by way of a poll, based on the proxy instructions received. Further details on voting are set out on pages 10 to 11 of this document. All shareholders are encouraged to vote by proxy in accordance with the instructions set out on pages 10 to 11 of this document. A Form of Proxy is enclosed with this document.

You are asked to complete and sign it in accordance with the instructions printed thereon and return it to the Company’s registrar by no later than midday on Wednesday 2 December 2020.

It is particularly important that shareholders vote by proxy this year as they will be unable to attend in person. Please note that you should not nominate anyone other than the Chair of the meeting as your proxy, as they will not be able to attend the meeting in your place.

The results of the AGM will be made available on the Company’s website.

Recommendation

Your Board believes that the resolutions contained in the Notice of Meeting are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends that you vote in favour of each of the resolutions to be proposed at the AGM, as your Directors intend to do in respect of their own beneficial shareholdings in the Company.

Yours sincerely

Peter Allen

Chairman

3 November 2020

Abcam plc Notice of Annual General Meeting 2020

Notice of Annual General Meeting 2020

NOTICE is hereby given that the 2020 Annual General Meeting of Abcam plc (Company) will be held on Friday 4 December 2020 at Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX at midday to consider and, if thought fit, pass the following resolutions.

All resolutions will be proposed as ordinary resolutions, save for resolutions 12 to 14 (inclusive) which will be proposed as special resolutions.

Ordinary business

1.	To receive and adopt the reports of the directors and the financial statements for the year ended 30 June 2020, together with the Independent Auditor’s Report.

2.	To approve the Annual Report on Directors’ Remuneration for the year ended 30 June 2020, as set out on pages 84 to 93 of the Annual Report and Accounts.

3.	To re-appoint PricewaterhouseCoopers LLP as auditor of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

4.	To authorise the Audit and Risk Committee to fix the remuneration of the auditor.

5.	To re-elect Peter Allen as a Director.

6.	To re-elect Alan Hirzel as a Director.

7.	To elect Michael Baldock as a Director.

8.	To re-elect Louise Patten as a Director.

9.	To re-elect Mara Aspinall as a Director.

10.	To re-elect Giles Kerr as a Director.

Special business

11.	Authority to allot shares (ordinary resolution)

THAT the Directors be generally and unconditionally authorised to exercise all the powers of the Company to allot shares and grant rights to subscribe for, or convert any security into, shares in the Company pursuant to section 551 of the Companies Act 2006 (Act):

(i)	up to a maximum nominal value of £151,034; and

(ii)

comprising equity securities (as defined in section 560(1) of the Act) up to a further aggregate nominal amount of £302,068 (such amount to be reduced by any allotments or grants made under (i) above) in connection with or pursuant to an offer by way of a rights issue;

such authorities to apply in substitution for all previous authorities pursuant to section 551 of the Act and to expire at the conclusion of the next AGM of the Company or, if earlier, the date 15 months after the date of passing this resolution, but in each case so that the Company may before such expiry make offers or enter into agreements during the relevant period which would or might require shares to be allotted, or rights to subscribe for or to convert any security into shares to be granted, after the authority ends.

For the purposes of this resolution, ‘rights issue’ means an offer to:

(a)	ordinary shareholders on the register of members at such record date as the Directors may determine in proportion (as nearly as practicable) to their existing holdings; and

(b)	holders of other classes of equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities.

to subscribe for further securities by means of the issue of a renounceable letter (or other negotiable document) which may be traded for a period before payment for the securities is due, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, treasury shares, record dates or legal, regulatory or practical problems in, or under the laws of, any territory or the requirements of any regulatory body or stock exchange or any other matter.

Abcam plc Notice of Annual General Meeting 2020

Special business continued

12.	Disapplication of pre-emption rights (special resolution)

THAT, subject to resolution 11 being passed, the Directors be and are hereby authorised, pursuant to section 570 of the Companies Act 2006 (Act) and Article 17 of the Articles of Association of the Company, to allot equity securities (as defined in section 560 of the Act) for cash and/or to sell ordinary shares held by the Company as treasury shares as if section 561 of the Act did not apply to any such allotment or sale and provided that this power shall be limited to:

(i)

the allotment of equity securities or sale of treasury shares in connection with or pursuant to an offer or issue by way of rights, open offer or other pre-emptive offer to the holders of shares in the Company and other persons entitled to participate therein in proportion (as nearly as practicable) to their respective holdings; and

(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities or sale of treasury shares up to an aggregate nominal value of £22,655,

such authority to expire at the conclusion of the next AGM of the Company or, if earlier, the date 15 months after the date of passing this resolution but, in each case, prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the authority had not expired.

13.	Additional disapplication of pre-emption rights (special resolution)

THAT, subject to resolution 11 being passed, and in addition to the power conferred by resolution 12, the Directors be and are hereby authorised, pursuant to section 570 of the Companies Act 2006 (Act) and Article 17 of the Articles of Association of the Company, to allot equity securities (as defined in section 560 of the Act) for cash and/or to sell ordinary shares held by the Company as treasury shares as if section 561 of the Act did not apply to any such allotment or sale and provided that this power shall be limited to:

(i)	be limited to the allotment of equity securities or sale of treasury shares to any person or persons up to an aggregate nominal amount of £22,655; and

(ii)

only be used for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice, such authority to expire at the conclusion of the next AGM of the Company or, if earlier, the date 15 months after the date of passing this resolution but, in each case, prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the authority had not expired.

14.	Purchase of own shares by the Company (special resolution)

THAT the Company be and is generally and unconditionally authorised, pursuant to Article 10 of the Articles of Association of the Company and pursuant to section 701 of the Companies Act 2006 (Act), to make market purchases (as defined in section 693(4) of the Act) of its own ordinary shares of 0.2 pence each in the capital of the Company provided that:

(i)	the maximum number of ordinary shares hereby authorised to be purchased is 22,655,185;

(ii)	the minimum price (exclusive of expenses) which may be paid for an ordinary share is 0.2 pence;

(iii)

the maximum price which may be paid for an ordinary share shall not be more than the higher of: (1) 5% above the average market value for the five business days before the date on which the contract for the purchase is made; and (2) an amount equal to the higher of the price of the last independent trade and current independent bid as derived from the AIM Appendix to the Daily Official List of the London Stock Exchange; and

(iv)

the authority herein contained shall expire at the conclusion of the next AGM of the Company or, if earlier, the date 15 months after the date of passing this resolution (except in relation to the purchase of ordinary shares, the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

By order of the Board

Marc Perkins	Registered office:
Company Secretary	Discovery Drive
3 November 2020	Cambridge Biomedical Campus
Cambridge CB2 0AX

Abcam plc Notice of Annual General Meeting 2020

Explanatory notes

Explanatory notes to the business of the AGM

Ordinary business

Resolution 1 – Report and accounts

The Directors are obliged to lay the annual financial statements, the reports of the Directors’ and the Independent Auditor’s Report before shareholders each financial year at a general meeting. These reports are contained in the Company’s Annual Report and Accounts 2020, which is available on the Company’s website: www.abcamplc.com.

Resolution 2 – Annual Report on Remuneration

In accordance with section 439 of the Companies Act 2006 (Act), this resolution seeks shareholder approval of the Annual Report on Remuneration as contained on pages 84 to 93 of the Annual Report and Accounts 2020. It sets out the pay and benefits received by each of the Directors for the year ended 30 June 2020, in particular, the following should be noted as being relevant to the Remuneration Committee’s decisions in relation to the Executive Director’s remuneration, and, in particular, its decision to exercise discretion in relation to the outcomes for the Annual Bonus Plan and Long Term Incentive Plan for the Executive Directors:

•	the Company have not applied for, nor received, any support from any government made available in response to the global pandemic;

•	no Abcam employee has been furloughed or made redundant as a consequence of the impact of the COVID-19 pandemic;

•	eligible employees globally received their annual market-based pay increase on 1 July 2020 as in prior years;

•

eligible employees (excluding the Executive Directors) globally received bonuses under the Annual Bonus Plan on average of 47.2% of the total maximum they could have received, compared to 37.7% of the total maximum for Alan Hirzel, 15.3% for Michael Baldock and 22.0% for Gavin Wood, the former CFO (the out-turns for Michael Baldock and Gavin Wood have been pro-rated to reflect their mid-year joining and leaving dates respectively);

•

shareholder value has been maintained despite the impact of the COVID-19 pandemic with the Company’s total shareholder return of -1.1% outperforming UK benchmarks in the second half of the year (31 December 2019 – 30 June 2020), when the pandemic effects were most profound;

•	total shareholder returns of 41% have been achieved over the performance period for the Long Term Incentive Plan from 1 July 2017 to 30 June 2020; and

•	the Remuneration Committee strongly believes that vesting fairly reflected overall business performance and the wider stakeholder experience.

In line with legislation this vote will be advisory and in respect of the overall remuneration package.

Resolutions 3 and 4 – Appointment of auditor and auditor’s remuneration

The Company is required to appoint an auditor at each general meeting at which accounts are laid before the shareholders to hold office until the next such meeting.

Resolution 4 proposes the re-appointment of PricewaterhouseCoopers LLP (PwC) as auditor of the Company. PwC has indicated that it is willing to continue to act as the Company’s auditor for a further year. The Audit and Risk Committee has reviewed PwC’s effectiveness and the effectiveness of its audit process and recommends its re-appointment.

Resolution 5 seeks shareholder consent for the Audit and Risk Committee to set the remuneration of the auditor.

Resolutions 5 to 10 – Election and re-election of Directors

The Directors believe that effective corporate governance, appropriate to the Group’s size and stage of development, will assist in the delivery of corporate strategy, the generation of shareholder value and the safeguarding of shareholders’ long-term interests.

The Directors are committed, therefore, wherever it is reasonably practicable, to ensure that the Group is managed in accordance with the principles set out in the UK Corporate Governance Code (Code) as such principles apply to businesses that are listed on the Main Market of the London Stock Exchange. Accordingly, all members of the Board, will stand for re-election or, in the case of Michael Baldock, election in accordance with the Code.

Abcam plc Notice of Annual General Meeting 2020

Explanatory notes continued

Ordinary business continued

Resolutions 5 to 10 – Election and re-election of Directors continued

Biographical details of the Directors standing for election or re-election are set out below, including the reasons why their contributions are, and continue to be important to the Company’s long term sustainable success. The Board believes this information is sufficient to enable shareholders to make an informed decision on their elections.

Peter Allen, BA ACA

Chairman

Appointed

June 2018

Committee membership

Nominations Committee (Chair)

Remuneration Committee

Background

Peter has over 20 years’ experience as an executive director, non-executive director and chairman in a wide range of life science companies playing a significant role in their growth. He spent three years as Chairman of Proximagen Neurosciences plc (2009–2012), six years at ProStaken Group plc as Chairman (2007– 2013) and interim CEO (2010–2011), four years as Chairman of Diurnal Group plc (2015–2020) and 12 years at Celltech Group plc (1992–2004) as CFO and Deputy CEO.

Current external appointments

Peter is currently Non-Executive Chairman of Advanced Medical Solutions plc, and Clinigen plc and privately-owned Oxford Nanopore Technologies Ltd. He is a Non-Executive Director of another small private company, Istesso Ltd. Peter has indicated that, in relation to his appointments at Advanced Medical Solutions plc, and Clinigen plc, he intends to comply with Corporate Governance Code guidance regarding his term in these positions.

Skills, experience and contribution

A chartered accountant by background, Peter brings to Abcam his experience as a chairman and board member and has substantial experience in M&A, international growth, fundraising and investor relations, as well as the commercialisation of intellectual property.

Louise Patten, MA

Non-Executive and Senior Independent Director

Appointed

March 2014

Committee membership

Nominations Committee

Audit & Risk Committee

Remuneration Committee (Chair)

Background

Having started her career in corporate and investment banking, Louise moved into management consultancy and became a Board Director of the Hilton Group. Since then she has served on a succession of multi-national listed company boards for more than 20 years as a non-executive director, a senior independent director, a remuneration committee chairman and a company chairman at organisations including the retailers Marks & Spencer plc, GUS plc and Somerfield plc.

Current external appointments

Louise is currently a Senior Advisor to Bain & Company and a Non-Executive Director of Arthur J. Gallagher (UK) Limited, Arthur J. Gallagher Holdings (UK) Limited and Arthur J Gallagher Insurance Brokers Limited.

Skills, experience and contribution

Louise brings her strategic knowledge and proficiency, developed during her highly recognised career in business, to support Abcam’s growth plans. Louise also contributes her extensive board and corporate governance experience to ensure that the Abcam Board is led by a robust governance framework.

Abcam plc Notice of Annual General Meeting 2020

Ordinary business continued

Resolutions 5 to 10 – Election and re-election of Directors continued

Mara G Aspinall, MBA

Non-Executive Director

Appointed

September 2015

Committee membership

Nominations Committee

Audit & Risk Committee

Remuneration Committee

Background

Mara is Managing Director of BlueStone Venture Partners and Managing Member of Health Catalysts Group, life sciences consulting firm. Previously, Mara was President and CEO of Ventana Medical Systems/Roche Tissue Diagnostics, leading the company to increased market leadership worldwide and primacy in companion diagnostics. Mara spent 12 years at Genzyme Corporation (now part of Sanofi) as President of Genzyme Genetics and Genzyme Pharmaceuticals. She is cofounder of the International School of Biomedical Diagnostics at Arizona State University, the only institution dedicated to the study of diagnostics as an independent discipline. Mara is certified in Cybersecurity Oversight from Carnegie Mellon University.

Current external appointments

Mara is a Director of Allscripts Healthcare Solutions Inc, Castle Biosciences, Blue Cross Blue Shield Arizona, OraSure Technologies, and small private emerging life sciences companies.

Skills, experience and contribution

Mara contributes her considerable international experience in the biotechnology and diagnostics industries with public and private companies. Mara’s specific focus areas are acquisition integration, global manufacturing, quality systems and strategic marketing.

Giles Kerr, BSc FCA

Non-Executive Director

Appointed

December 2018

Committee membership

Nominations Committee

Audit & Risk Committee (Chair)

Remuneration Committee

Background

Giles has substantial commercial and financial experience from service on numerous public and private company boards and as an audit partner. From 1990 he served in a variety of increasingly senior roles at Amersham plc, including as Chief Financial Officer and a Board member from 1997 to 2004, when the company was acquired by GE Healthcare. Prior to his roles at Amersham, he was a National Partner with Arthur Andersen. He was Director of Finance of the University of Oxford from 2005 until 2018 and was previously a Director of Victrex plc, BTG plc, Quanta Dialysis Technologies, Elan Corporation Inc and Adaptimmune Therpeutics plc.

Current external appointments

Giles is currently Chairman of PayPoint plc, as well as a Non-Executive Director of Arix Bioscience plc, Senior plc and a number of smaller private companies.

Skills, experience and contribution

A Fellow of the Institute of Chartered Accountants of England and Wales with over 20 years’ experience in key senior positions in a number of companies, Giles has played a pivotal role in their development and growth. Giles bring his first-hand understanding of Abcam’s academic research customers from his time at Oxford University.

Abcam plc Notice of Annual General Meeting 2020

Explanatory notes continued

Ordinary business continued

Resolutions 5 to 10 – Election and re-election of Directors continued

Alan Hirzel, MS MBA

Chief Executive Officer

Appointed

January 2014

Committee membership

None

Background

Alan joined the business in 2013 following a strategic review which he led with the Founder and Board to define a long-term growth plan for Abcam. He has subsequently led the Company to achieve over 100% growth, and through substantial organisation change. Prior to joining Abcam, Alan was a Partner at Bain & Company where he advised global executives and private equity investors on growth strategy, performance improvement and acquisitions. Early in his career he worked in a variety of roles from life science researcher at Cornell University to new product development research at Kraft Foods. He holds BS, MS and MBA degrees from Cornell University. He also has a passion for social enterprise and was involved in establishing two social venture philanthropy organisations in the UK and later acted as a Trustee for the National Citizen’s Service Trust.

Current external appointments

Alan has no external appointments.

Skills, experience and contribution

Alan brings to the Abcam Board a rare combination of a strong scientific background, and global business and leadership experience. He has a keen focus to ensure Abcam engages with the needs and mission of its consumers in the lab.

Michael Baldock

Chief Financial Officer

Appointed

February 2020

Committee membership

None

Background

After graduating from Harvard University in 1986 Michael began a successful career in investment banking spanning more than three decades, advising and working closely with companies, their executive and finance teams. Over that time, Michael worked in a variety of increasingly senior roles at Drexel Burnham Lambert Group, SG Warburg, Lazard and HSBC, where he latterly ran the global healthcare sector team and investment banking in the Americas. In addition, from 1998 to 2000 Michael and a former client partnered to form Bentley Health Care Inc, an oncology outpatient treatment centre company in New York. In 2008, Michael co-founded Ondra Partners, an independent financial advisory firm.

Current external appointments

Michael is a Non-Executive Director and Chairman of the Audit Committee of Jaws Acquisition Corp.

Skills, experience and contribution

Michael has over 30 years of relevant functional and sector experience acquired through senior leadership roles at HSBC, Lazard, Bentley Health Care and SG Warburg. He was a founding partner at Ondra Partners, an independent financial advisory firm which advised Abcam for several years. He is seasoned corporate finance and M&A practitioner with broad industrial experience and deep knowledge of the healthcare industry.

Abcam plc Notice of Annual General Meeting 2020

Special business

Resolution 11 – Authority to allot shares (ordinary resolution)

The Act prohibits the Directors from allotting new shares without shareholder approval. However, the Articles of Association of the Company do provide for the Directors to be able to allot new shares, subject to the periodic renewal of this power by shareholders. Resolution 12 replaces the existing authority given at last year’s AGM. Resolution 12 proposes granting the Directors’ authority to allot shares and grant rights to subscribe for, or convert any security into, shares (i) up to an aggregate nominal amount of £151,034 and (ii) in connection with a rights issue up to a further aggregate nominal amount (reduced by allotments under part (i) of the resolution) of £302,068. The nominal amounts to which this authority relates represent approximately one-third and approximately two-thirds respectively of the issued ordinary share capital of the Company as at the date of this Notice. Apart from the issue of securities arising on the exercise of share options, the Directors have no present intention to allot new shares except to fulfil the Company’s obligations under its executive and employee share plans. The authority in this resolution will expire at the conclusion of the Company’s next AGM (or, if earlier, 15 months after the date of passing the resolution).

Resolutions 12 and 13 – Disapplication of pre-emption rights (special resolutions)

Associated with resolution 12 are resolutions 13 and 14, which will give the Directors power to issue ordinary shares for cash in certain circumstances otherwise than to existing shareholders in proportion to their existing holdings, notwithstanding the pre-emption provisions of the Act.

These disapplication authorities are in line with institutional shareholder guidance, and in particular with the Pre-Emption Group’s Statement of Principles (the “Pre-Emption Principles”) which allow the authority for an issue of shares for cash otherwise than in connection with a pre-emptive offer to include: (i) an authority over five per cent of a company’s issued share capital for use on an unrestricted basis; and (ii) an additional authority over a further five per cent of a company’s issued share capital for use in connection with an acquisition or specified capital investment announced contemporaneously with the issue, or has taken place in the six month period preceding the announcement of the issue.

Resolution 13 will permit the Directors to allot:

•

equity securities for cash and sell treasury shares up to a nominal amount of £302,068, representing approximately two-thirds of the company’s issued share capital as at the date of this Notice on an offer to existing shareholders on a pre-emptive basis (that is including a rights issue or an open offer), with one-third being available only in connection with a rights issue (in each case subject to any adjustments, such as for fractional entitlements and overseas shareholders, as the Directors see fit); and

•

equity securities for cash and sell treasury shares up to a maximum nominal value of £22,655, representing approximately 5% of the issued ordinary share capital of the Company as at the date of this Notice, otherwise than in connection with a pre-emptive offer to existing shareholders.

Resolution 14 will permit the directors to allot additional equity securities for cash and sell treasury shares up to a maximum nominal value of £22,655, representing approximately a further 5% of the issued ordinary share capital of the Company as at the date of this Notice, otherwise than in connection with a pre-emptive offer to existing shareholders for the purposes of financing or refinancing a transaction as contemplated by the Pre-Emption Principles described above.

The Directors consider the authorities in resolution 13 and resolution 14 to be appropriate in order to allow the Company flexibility to finance business opportunities or to conduct a pre-emptive offer or rights issue without the need to comply with the strict requirements of the statutory pre-emption provisions. Apart from the issue of securities arising on the exercise of share options, the Directors have no present intention to allot new shares. The authority in this resolution will expire at the conclusion of the Company’s next AGM (or, if earlier, 15 months after the date of passing the resolution).

The Board intends to adhere to the provisions of the Pre-Emption Group’s Statement of Principles not to allot shares for cash on a non-pre-emptive basis (other than pursuant to a rights issue or pre-emptive offer) in excess of an amount equal to 7.5% of the total issued ordinary share capital of the Company within a rolling three-year period other than after prior consultation with shareholders.

Resolution 14 – Purchase of own shares by the Company (special resolution)

This resolution seeks authority from shareholders for the Company to buy its own shares. In certain circumstances it may be advantageous for the Company to purchase its own shares and the Directors consider it to be desirable for this general authority to be available to provide flexibility in the management of the Company’s capital resources. Purchases of the Company’s own shares will be made only if it were to be in the best interest of the shareholders generally. You are asked to consent to the purchase by the Company up to a maximum of 22,655,185 ordinary shares of 0.2 pence each (approximately 10% of the Company’s issued share capital as at the date of this Notice) and the highest and lowest prices at which they may be bought. Any shares purchased under this authority will either be treated as cancelled or held as treasury shares. Shares held as treasury shares can in future be cancelled, re-sold or used to provide shares for employee share schemes. Any purchases of ordinary shares would be by means of market purchases through the London Stock Exchange.

The authority sought under this resolution will expire at the conclusion of the Company’s next AGM (or, if earlier, 15 months after the date of passing the resolution) and the Company intends to renew this authority annually if approved by shareholders. The Company may consider utilising the buy-back authority if granted but will keep the matter under review, taking into account the cash reserves of the Company, the Company’s share price and the other investment opportunities available to the Company.

The Directors have no present intention to exercise this authority and will only do so if and when conditions are favourable with a view to enhancing net asset value per share.

Abcam plc Notice of Annual General Meeting 2020

Explanatory notes continued

Notes

1.

A member entitled to attend and vote at the AGM may appoint one or more proxies (who need not be members of the Company), provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him or her, to attend, to speak and, on a poll, to vote on his or her behalf. It is advised however that shareholders appoint the Chairman only as no other proxies will be entitled to attend this year’s AGM. A Form of Proxy is enclosed for use by shareholders. In order to be valid, a proxy appointment must be returned (together with any authority under which it is executed, or a copy of the authority certified in ink by a bank, a stockbroker or a solicitor) by one of the following methods:

•	In hard copy form by post, by courier or by hand to the Company’s registrar, Equiniti, at the address shown on the Proxy.

•

Online at www.sharevote.co.uk where full instructions on the procedure are given. The Voting ID, Task ID and Shareholder Reference Number printed on the Form of Proxy will be required to use this electronic proxy appointment system. Alternatively, shareholders who have already registered with Equiniti’s online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk using their user ID and password. Once logged in click ‘View’ on the ‘My Investments’ page, click on the link to vote and then follow the on-screen instructions.

The appointment of a proxy in each case must be formally received by the Company’s registrar by no later than midday on 2 December 2020.

Appointment of a proxy does not preclude a member of the Company from attending the AGM and voting in person. However, further to UK Government guidelines in response to the COVID-19 pandemic and overriding need to ensure the health and safety of our shareholders and employees, shareholders should note attendance and voting at this year’s AGM is subject to the restrictions contained in this Notice.

2.

At the time of writing, government measures are in force to restrict physical public gatherings. In view of these measures and the overriding need to ensure the health and safety of our shareholders and employees, we are currently planning that the Annual General Meeting will be held as a closed meeting and convened with the minimum quorum of two shareholders present, which we will arrange.

As a result, we regret that shareholders will not be permitted to attend the meeting in person and, in the interests of safety, anyone seeking to attend in person will be refused entry.

We will continue to monitor developments closely and if circumstances change such that physical attendance is possible, we will communicate such change through public announcement and publication on our website.

3.	If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained below:

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual (available via www.euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK and Ireland Limited’s (Euroclear) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in these notes. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Abcam plc Notice of Annual General Meeting 2020

Notes continued

4.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, in order to be able to attend and vote at the AGM (and also for the purposes of calculating how many votes a person may cast), a person must have his/her name entered on the register of members of the Company by 6.30pm on 2 December 2020 (or, if the AGM is adjourned, by 6.30pm on the date which is two working days before the adjourned AGM). Changes to entries on the register of members after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

5.

As at 26 October 2020 (being the last practicable business day prior to the publication of this Notice) the Company’s issued share capital consists of 226,551,853 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 26 October 2020 are 226,551,853.

6.

You may not use any electronic address (within the meaning of section 333(4) of the Act) provided in this Notice of Meeting (or in any related documents including the Chairman’s letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

7.

The Executive Directors’ service contracts and the Chairman’s and Non-Executive Directors’ service contracts and/or letters of appointment are available for inspection at a pre-agreed time at the registered office of the Company from the date of this Notice until the date of the AGM. Please email company.secretary@abcam.com during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) to book an appointment to view these documents.

8.

Under section 338 of the Act, members meeting the threshold requirements in those sections have the right to require the Company: (i) to give, to members of the Company entitled to receive notice of the meeting, notice of a resolution which may properly be moved and is intended to be moved at the meeting; and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorised by the person or persons making it, must be received by the Company not later than the date which is six clear weeks before the AGM, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

9.

A corporation which is a shareholder may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that no more than one corporate representative exercises powers over the same share. However, a corporate representative shall not be entitled to physically attend this year’s meeting due to the restrictions on attendance (detailed in this Notice) in response to the COVID-19 pandemic. In light of the attendance restrictions due to the COVID-19 pandemic, it is advised, that a corporate shareholder or other organisation not having a physical presence appoints the Chair as proxy as set out above.

Abcam plc Notice of Annual General Meeting 2020

Abcam plc

Discovery Drive

Cambridge Biomedical Campus

Cambridge CB2 0AX

UK

Email: company.secretary@abcam.com

Phone: +44 (0)1223 696000

Fax: +44 (0)1223 215215